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                             April 12, 2021

       Phillip Kirkland
       Chief Executive Officer
       PK Kirk Inc.
       2324 L Street Suite 408
       Sacramento, California 95816

                                                        Re: PK Kirk Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed April 2, 2021
                                                            File No. 024-11436

       Dear Mr. Kirkland:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Form 1-A/A filed April 2, 2021

       Item 4. Dilution, page 9

   1. We note your revisions to the dilution table in response to comment 1. Please reconcile your reference to "the
minimum number of shares in the offering of 1,250,000" to
                                                        disclosure elsewhere in
the filing that indicates there is no minimum amount required to be raised from the
shares being offered by the Company.
       Management's Discussion and Analysis, page 15

   2. We note your response to comment 2 but are unable to locate the revised disclosure.
                                                        Please revise
accordingly.
 Phillip Kirkland
PK Kirk Inc.
April 12, 2021
Page 2

       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNamePhillip Kirkland
                                                         Division of
Corporation Finance
Comapany NamePK Kirk Inc.
                                                         Office of Real Estate
& Construction
April 12, 2021 Page 2
cc:       Kaliah Kirkland
FirstName LastName